Attention: Business Editors VERSABANK PRESIDENT DAVID TAYLOR TO PRESENT ON THE BANK’S REVOLUTIONARY DIGITAL DEPOSIT RECEIPTS AT FLORIDA BANKERS ASSOCIATION ANNUAL MEETING LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX:VBNK; NASDAQ:VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced David Taylor, President of VersaBank, will present on the Bank’s revolutionary Digital Deposit Receipts (DDRs) at the Florida Bankers Association’s Annual Meeting on Wednesday, June 11, 2025 at 11:00 a.m. In a session titled Introducing the Ultimate Stablecoin – The Only USD Digital Deposit Receipt. Mr. Taylor’s presentation will discuss the value of VersaBank’s tested, market-ready Digital Deposit Receipts to enable banks of any scale to issue a stablecoin that represents actual deposits with the bank. Mr. Taylor’s live address will be available only to those attending in person, however, his presentation slides will be posted to the VersaBank web site following the event. “It is an honour to speak directly to the banking industry about our proprietary Digital Deposit Receipts, which take the concept of a stablecoin to an entirely new level,” said David Taylor, President, VersaBank. “With the US Administration’s favourable view toward digital assets, we are now seeing the largest banks in the country, as well as the thousands of community banks, exploring the use of stablecoins to modernize payments. Our Digital Deposit Receipt solution is built by a bank, for banks, designed to seamlessly integrate with existing bank software systems while addressing the major concerns of regulators, complete with SOC2 compliance and the highest military grade security. I look forward to showcasing our market ready solution, which seamlessly integrates with existing banking software, as we look to capitalize on this significant opportunity that exists alongside the growth we expect from our Digital Banking operations.” ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank broadly launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (“DDRs”).

VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X